Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Steven N. Owenson, Senior Vice President and Controller of John Deere Capital Corporation, state:

A review of John Deere Capital Corporation’s activities for the period from October 30, 2017 through October 28, 2018 (the “Reporting Period”) and of John Deere Capital Corporation’s performance under the Sale and Servicing Agreement dated as of July 18, 2017 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2017-B has been made under my supervision, and to the best of my knowledge based on such review, John Deere Capital Corporation has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 11, 2019		John Deere Capital Corporation

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Controller